February 21, 2019

Douglas Godshall
President & Chief Executive Officer
ShockWave Medical, Inc.
5403 Betsy Ross Drive
Santa Clara, California 95054

       Re: ShockWave Medical, Inc.
           Registration Statement on Form S-1
           Filed February 8, 2019
           File No. 333-229590

Dear Mr. Godshall:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2019 letter.

Form S-1 Filed on February 8, 2019

Dilution, page 79

1. Please expand your revisions in response to prior comment 6 to address the "total consideration" and "average price per share" columns of the table on page 80.
Critical Accounting Policies and Estimates
Stock-based Compensation, page 94

2. Please revise your filing to explain in more detail the methodologies and underlying assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented.
       Additionally, provide us with the underlying common stock share price of the equity
 Douglas Godshall
ShockWave Medical, Inc.
February 21, 2019
Page 2
      instruments issued and progressively bridge to the current estimated IPO price the fair value per share determinations used for each option grant since January 1, 2018. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
Director Independence, page 141

3. Your revisions in this section imply that less than a majority of your board of directors is independent. If that is correct, please expand to clarify how you will comply with exchange listing rules following completion of this offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek, Special Counsel, at
202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameDouglas Godshall
                                                             Division of
Corporation Finance
Comapany NameShockWave Medical, Inc.
                                                             Office of
Electronics and Machinery
February 21, 2019 Page 2
cc:       Alan Denenberg
FirstName LastName